July 21, 2025

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Notice of Disclosure Filed in Annual Report on Form 10-K under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that FedEx Corporation has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the fiscal year ended May 31, 2025, which was filed with the U.S. Securities and Exchange Commission on July 21, 2025. This disclosure relates solely to matters previously disclosed in the issuer’s Quarterly Report on Form 10-Q for the quarter ended November 30, 2024.

Respectfully submitted, FedEx Corporation

By:	/s/ Alana L. Griffin
Alana L. Griffin Staff Vice President – Securities and Corporate Law